Exhibit 99.1

Sundance Energy Australia Limited

32 Beulah Road, Norwood. South Australia. 5067       ACN 112 202 883

Telephone:  +61 8 8363 0388     Facsimile: +61 8 8132 0766   www.sundanceenergy.com.au

Activities Report for the Quarter Ended 31 March 2015

Highlights

Operating Results

•      Production for the quarter increased to 9,581 Boe/d, net of royalties, an increase of 649 Boe/d (7 percent) compared to the immediately preceding quarter.

•      Adjusted EBITDAX and Adjusted EBITDAX Margin were $22.0 million and 77 percent of revenue for the quarter ended 31 March 2015.

•      The current quarter’s 77 percent Adjusted EBITDAX Margin was relatively consistent with the year ended 31 December 2014 (79 percent), despite a 51 percent decrease in realised pricing for the same periods.

•      Further reduced its cash cost structure from $15.13 / Boe for the year ended 31 December 2014 to $12.68 / Boe in the quarter ended 31 March 2015 (16 percent reduction). These cash cost improvements included a $1.49 per boe reduction in LOE and production taxes and a $0.96 per boe reduction in general and administrative expenses.

Exploration & Development

•      Acquired approximately 13,500 net acres adjacent to the Company’s Dimmit project in the Eagle Ford for approximately $13.4 million creating a 23,000 gross (19,000 net) acre contiguous Eagle Ford project.

•      Sundance brought 5 gross (4.0 net) horizontal wells into production during the quarter.

•      An additional 24 gross (14.7 net) horizontal wells were in progress at quarter end, of which 11 gross (10.6 net) were Sundance-operated. The Company anticipates completing 8 gross (8.0 net) of these wells over the remainder of 2015 while likely deferring completions on the remaining in progress wells to 2016.

Balance Sheet Flexibility

•      Low leverage profile of 1.1x debt to trailing twelve-month Adjusted EBITDAX.

•      Subsequent to quarter end, the Company signed an engagement letter with a tier 1 bank to refinance its current revolving credit facility and second lien term loan providing $250 million of committed debt capacity.  The term sheet for the new facility provides for a $300 million Senior Secured Revolving Credit Facility (“RBL”) with $75 million available at closing of which $25 million will be drawn at closing and a $175 million Senior Term Loan Facility (the “Term Loan”) of which $125 million will be drawn at closing and $50 million will be committed but undrawn.

•      As at 31 March 2015, the Company’s unrealized oil hedges covered 174,000 bbls in 2015 and 60,000 bbls in 2016 with weighted average floors of $89.66 and $94.10, respectively, and weighted average ceilings of $97.13 and $94.10, respectively. The mark to market value of these hedges was $7.6 million at quarter end.

•      In April 2015, the Company entered hedge contracts of 140,000, 100,000 and 96,000 bbls in 2015, 2016 and 2017, respectively. The new hedges have a weighted average floor of $50.00 and a weighted average ceiling of $73.91.

•      The Company’s 2015 capital program is expected to be entirely funded out of operating cash flow.

All amounts shown in this report are unaudited.

Operating Results

		Three Months Ended
		31 March
Unaudited	Units	2015	2014
Production Summary, net of Royalties
Oil Production	Bbls	592,964	278,291
Natural Gas Production, excluding flare	Mcf	574,940	352,593
NGL Production	Bbls	70,700	51,584
Total Production, excluding flare	Boe	759,487	388,641
Average Daily Production, excluding flare	Boe/d	8,439	4,318
Flared Gas	Boe/d	1,142	405
Average Daily Production, including flare	Boe/d	9,581	4,723
Sales Revenue, net of Royalties
Oil Sales	US$000s	26,414	26,288
Natural Gas Sales	US$000s	1,624	1,895
NGL Sales	US$000s	634	1,966
Total Sales Revenue	US$000s	28,672	30,149
Realised Product Pricing
Oil	US$/Bbl	44.55	94.46
Effect of Hedging	US$/Bbl	4.91	(0.53)
Net Oil	US$/Bbl	49.46	93.93
Natural Gas	US$/Mcf	2.83	5.37
Effect of Hedging	US$/Mcf	0.14	(0.22)
Net Natural Gas	US$/Mcf	2.97	5.15
NGL	US$/Bbl	8.97	38.11
Total Average Realised Price	US$/Boe	37.75	77.58
Effect of Hedging	US$/Boe	3.94	(0.58)
Total Net Average Realised Price	US$/Boe	41.69	77.00

NOTE: Production & Revenue figures are presented net of royalties.

Production Growth Trailing 8 Quarters

All amounts shown in this report are unaudited.

Revenue for the quarter decreased $1.5 million, or 4.9 percent, to $28.7 million compared to the same period in prior year.  Increased sales of 4,121 Boe/d contributed $31.6 million to revenue. Offsetting this increase in revenue were a $49.92 per barrel and a $2.55 per Mcf decrease in oil and natural gas price, respectively, which negatively impacted revenue by $33.1 million.

For the current quarter, the Company realised $49.46 per Bbl (47.3 percent decrease compared to the same quarter in 2014) of oil and $2.97 per Mcf (42.4 percent decrease compared to the same quarter in 2014) of natural gas, net of transportation and marketing fees.

For the quarter ended 31 March 2015, the Company produced an average of 9,581 Boe/d, which includes 1,142 Boe/d of flared gas. The Company is constructing a treatment facility for hydrogen sulfide (H2S) in the Eagle Ford which will be used to bring the majority of the gas that is currently being flared up to pipeline specifications late in the second quarter of 2015.

	Three Months Ended
	31 March
Unaudited (US$000s, except per BOE)	2015	2014
Operating Activity
Sales Revenue, net of Royalties	$28,672	$30,149
Lease Operating Expenses (LOE)	(3,928)	(3,802)
Production Taxes	(1,864)	(1,626)
Cash G&A, net of amounts capitalised	(3,839)	(3,117)
LOE/Boe:	$5.17	$9.78
Production taxes as a % of revenue	6.5%	5.4%
Cash G&A/Boe:	$5.05	$8.02
Adjusted EBITDAX	$22,004	$20,720
Adjusted EBITDAX Margin	76.7%	68.7%

Despite the challenging pricing environment, the Company has been able to maintain a top tier cost structure and has reduced total cash costs/BOE, which includes cash paid for LOE, production taxes, and G&A, net of amounts capitalised, from $15.13/boe in 2014 to $12.68/boe in the first quarter of 2015.

Lease operating expenses (LOE)

LOE per BOE decreased 47.1 percent to $5.17 for the quarter ended 31 March 2015 compared to $9.78 for the same period in 2014 due to several cost saving initiatives in our field operations such as replacing contract lease operators with Company employees and reducing total field head count per well.

All amounts shown in this report are unaudited.

Production tax expense

Production tax expense as a percentage of revenue increased 1.1 percentage points from 5.4 percent in 2014, to 6.5 percent for the quarter ended 31 March 2015. The increase is primarily due to the fact that 86 percent of the current quarter’s production was in Texas, which has a 4.6 percent oil production tax rate and 1.9 percent ad valorem rate (combined 6.5 percent).

Cash general and administrative costs (G&A)

Cash G&A, net of amounts capitalized, per Boe decreased 37.0 percent to $5.05 per Boe for the quarter ended 31 March 2015 compared to the same period in 2014 as the Company captured economies of scale in its fixed overhead cost structure due to increased production levels.

Adjusted EBITDAX

As a result of the cost control initiatives described above, and despite having reduced sales revenue, the Company’s Adjusted EBITDAX increased by $1.3 million, or 6.2% to $22.0 million, (76.7 percent of revenue) for the quarter ended 31 March 2015 compared to $20.7 million, (68.7 percent of revenue), for the same period in 2014.

Decrease in Revenue and Adjusted EBITDAX as compared to Q4 2014

Market prices for oil materially declined in Q1 2015 compared to Q4 2014.  The decrease in Adjusted EBITDAX from Q4 2014 to Q1 2015 shown in the graph above is substantially all due to the decrease in the Company’s realised oil price (decreased from $70.04 / Bbl in Q4 2014 to $44.55 / Bbl in Q1 2015).  The Company has been proactive at offsetting these top-line revenue decreases with operating cost reductions, but the flow-through effect has still significantly impacted the Company’s Adjusted EBITDAX, which decreased from $40.2 million to $22.0 million.

All amounts shown in this report are unaudited.

Exploration & Development

The Company’s exploration and development activities are focused in the Eagle Ford formation (Texas) and the Mississippian/Woodford formations in the Greater Anadarko Basin (Oklahoma).  The Company added 5 gross (4.0 net) producing wells from Sundance-operated Eagle Ford wells, in line with previously communicated guidance, and had an additional 24 gross (14.7 net) wells in progress as at 31 March 2015.

The Company’s development activities for the quarter ended 31 December 2014 are summarised below:

	PRODUCING			IN PROGRES S
					Waiting on	Fraccing/
GROSS WELLS	31-Dec-14	New	31-Mar-15	Drilling	Frac	Production Testing	Total
Eagle Ford	77	5	82	—	19	—	19
Anadarko Basin	66	—	66	—	5	—	5
Total	143	5	148	—	24	—	24

	PRODUCING			IN PROGRES S
					Waiting on	Fraccing/
NET WELLS	31-Dec-14	New	31-Mar-15	Drilling	Frac	Production Testing	Total
Eagle Ford	53.8	4.0	57.8	—	11.6	—	11.6
Anadarko Basin	28.5	—	28.5	—	3.1	—	3.1
Total	82.3	4.0	86.3	—	14.7	—	14.7

The Company’s current quarter Development and Production and Exploration and Evaluation additions (accrual basis) of $31.4 million and $15.0 million ($46.4 million in total) were in line with the guidance provided in the Company’s 31 December 2014 Appendix 5B of $32.0 million and $14.0 million ($46.0 million in total), respectively.  We anticipate second quarter 2015 development capital expenditures of $20 to $25 million to be primarily funded with operating cash flows for the period.  We do not anticipate material exploration costs to be incurred in the second quarter of 2015.

Eagle Ford

During the quarter, 5 gross (4.0 net) Eagle Ford wells began production, all of which were Sundance-operated.  As at 31 March 2015, the Company had 19 gross (11.6 net) wells waiting on completion, including 8 gross (8.0 net) Sundance-operated wells that are expected to be completed throughout the remainder of 2015.  The Company anticipates that completions on its 11 gross (3.6 net) non-operated wells will be delayed until 2016.  The Company has reduced the average costs per well in the Eagle Ford by approximately 30% to $5.8 million to $6.1 million as compared to average costs of approximately $8.5 million during 2014.

The Eagle Ford contributed 8,269 Boe/d (86 percent) of total production during the quarter compared to 2,612 Boe/d (55 percent) of total Boe/d produced during the same period of 2014.  The Company operated 99.6 percent of its Eagle Ford production for the quarter.

Greater Anadarko Basin

During the quarter, the Company did not bring on any new wells in the Greater Anadarko Basin.   As at 31 March 2015, Sundance had 5 gross (3.1 net) wells waiting on completion.  The Company has elected to defer completion of 3 gross (2.6 net) operated wells until 2016.

Anadarko contributed 1,312 Boe/d (14 percent) of total production during the quarter compared to 1,421 Boe/d (30 percent) of total Boe/d produced during the same period of 2014.  The Company operated 60.6 percent of its Anadarko production for the quarter.

All amounts shown in this report are unaudited.

Liquidity and Balance Sheet Flexibility

Liquidity and Debt

As at 31 March 2015, the Company had approximately $13.1 million of cash and cash equivalents and $1.1 million of undrawn borrowing capacity under its reserve based lending facility. Pro forma for the debt deal described in the following paragraph, the Company will have total liquidity of approximately $118 million.  The Company’s debt to trailing twelve-month Adjusted EBITDAX was 1.1x ($143.9 million of debt as at 31 March 2015 and $127.7 million Adjusted EBITDAX for the trailing twelve-month period then ended).

Subsequent to quarter end, the Company signed an engagement letter with a tier 1 bank to refinance its current revolving credit facility and second lien term loan.  The term sheet for the new facility provides for a $300 million Senior Secured Revolving Credit Facility (“RBL”) with $75 million available at closing of which $25 million will be drawn at closing and a $175 million Senior Term Loan Facility (the “Term Loan”) of which $125 million will be drawn at closing and $50 million will be committed but undrawn.  The RBL has a 5 year term and will bear interest at LIBOR plus 2 to 3 percent depending on the amount drawn.  The Term Loan has a 5 ½ year term and will bear interest at LIBOR plus 7 percent with a 1 percent LIBOR floor.  The transaction is expected to close in the 2nd quarter of 2015 and is subject to final confirmatory due diligence, negotiation of binding documentation, and other normal and customary conditions to closing.

Derivative Contracts

The Company utilises derivative contracts to manage and protect against commodity price risk.  As at the date of this report, the following derivative contracts were in place:

	Oil Derivative Contracts			Gas Derivative Contracts
	Weighted Average			Weighted Average
Year	Units (Bbls)	Floor	Ceiling	Units (Mcf)	Floor	Ceiling
1H 2015	92,000	$82.26	$92.08	60,000	$4.14	$4.14
2H 2015	222,000	$67.47	$82.60	120,000	$4.14	$4.14
2016	160,000	$66.54	$79.52	—	$—	$—
2017	96,000	$50.00	$81.75	—	$—	$—
Total	570,000	$66.75	$83.12	180,000	$4.14	$4.14

All amounts shown in this report are unaudited.

The above table includes oil derivative contracts of 140,000, 100,000 and 96,000 bbls in 2015, 2016 and 2017, respectively, that were entered into during April 2015.  The new hedges have a floor of $50.00 and a weighted average ceiling of $73.91.  Including these new hedges, the Company had 28% of its total expected oil production for 2015 hedged.

2015 Capital Expenditure Flexibility

The Company’s last drilling rig contract expired during the current quarter.  The Company has only 1.0 net drilling commitment remaining in 2015 and its 2015 capital program is expected to be entirely funded out of operating cash flow.

All amounts shown in this report are unaudited.

Yours sincerely,

Sundance Energy Australia Limited

Eric McCrady

Managing Director and Chief Executive Officer

For further advice on this release, please contact:

United States	Australia
Eric McCrady	Mike Hannell
Managing Director and CEO	Chairman
Tel: 303-543-5703	Tel: +61 8 8363 0388

About Sundance Energy Australia Limited

Sundance Energy Australia Ltd (ASX: SEA) is an Adelaide-based, independent energy exploration Company, with a wholly owned US subsidiary, Sundance Energy, Inc., located in Colorado, USA. The Company is developing projects in the US where it is primarily focused on large, repeatable resource plays where it develops and produces oil and natural gas reserves from unconventional formations.

A comprehensive overview of the Company can be found on the Company’s website at www.sundanceenergy.com.au.

All amounts shown in this report are unaudited.

Appendix 5B

Mining exploration entity quarterly report

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 01/07/96  Origin Appendix 8  Amended 01/07/97, 01/07/98, 30/09/01, 01/06/10, 17/12/10

Name of entity

Sundance Energy Australia Limited

ABN	Quarter ended (“current quarter”)
76 112 202 883	31 March 2015

Consolidated statement of cash flows

			Year to date
		Current quarter	(3 months)
		US$’000	US$’000
Cash flows related to operating activities

1.1	Receipts from product sales and related debtors	31,958	31,958
1.2	Payments (a) exploration & evaluation	(13,723)	(13,723)
	(b) development (1)	(77,386)	(77,386)
	(c) production	(8,216)	(8,216)
	(d) administration	(4,145)	(4,145)
1.3	Dividends received
1.4	Interest and other items of a similar nature received	28	28
1.5	Interest and other costs of finance paid	(1,730)	(1,730)
1.6	Income taxes paid
1.7	Other (derivatives)	3,381	3,381

	Net Operating Cash Flows	(69,833)	(69,833)

	Cash flows related to investing activities
1.8	Payment for purchases of: (a) prospects
	(b) equity investments
	(c) other fixed assets	(191)	(191)
1.9	Proceeds from sale of: (a) prospects
	(b) equity investments
	(c) other fixed assets
1.10	Loans to other entities
1.11	Loans repaid by other entities
1.12	Other (changes in escrow)

	Net investing cash flows	(191)	(191)
1.13	Total operating and investing cash flows (carried forward)	(69,970)	(69,970)

(1) Amount includes approximately $45 million Q1 2015 paydown of accrued capital expenditure from 31 December 2014.  On an accrual basis, Q1 2015 development capital expenditures were approximately $32 million.

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(69,970)	(69,970)

	Cash flows related to financing activities
1.14	Proceeds from issues of shares, options, etc.
1.15	Proceeds from sale of forfeited shares
1.16	Proceeds from borrowings	13,900	13,900
1.17	Repayment of borrowings
1.18	Dividends paid
1.19	Other

	Net financing cash flows	13,900	13,900

	Net increase (decrease) in cash held	(56,070)	(56,070)

1.20	Cash at beginning of quarter/year to date	69,217	69,217
1.21	Exchange rate adjustments to item 1.20	(61)	(61)

1.22	Cash at end of quarter	13,086	13,086

Payments to directors of the entity and associates of the directors Payments to related entities of the entity and associates of the related entities

		Current quarter
		US$’000
1.23	Aggregate amount of payments to the parties included in item 1.2	194

1.24	Aggregate amount of loans to the parties included in item 1.10	NIL

1.25	Explanation necessary for an understanding of the transactions

Item 1.23 includes cash payments for salaries and fees paid to directors during the quarter.

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

+ See chapter 19 for defined terms.

2.2	Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available	Amount used
		US$’000	US$’000
3.1	Loan facilities (Senior and Junior Credit Facility)	145,000	143,900

3.2	Credit standby arrangements	NIL	NIL

Estimated cash outflows for next quarter

		US$’000
4.1	Exploration and evaluation	NIL

4.2	Development	(25,000)

4.3	Production	(4,800)

4.4	Administration	(3,000)

	Total	(32,800)

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.

		Current quarter	Previous quarter
		US$’000	US$’000
5.1	Cash on hand and at bank	13,086	69,217

5.2	Deposits at call

5.3	Bank overdraft

5.4	Other

	Total: cash at end of quarter (item 1.22)	13,086	69,217

+ See chapter 19 for defined terms.

Changes in interests in mining tenements

				Interest at	Interest at
		Tenement	Nature of interest	beginning	end of
		reference	(note (2))	of quarter	quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	Anadarko Basin	Expiration of leases in non-core areas	40,937	33,775

6.2	Interests in mining tenements acquired or increased	Eagle Ford Formation	Purchase of approximately 12,650 net acres (net of small true-ups)	20,742	33,392

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

				Issue price per	Amount paid up
				security (see	per security (see
		Total number	Number quoted	note 3) (cents)	note 3) (cents)
7.1	Preference +securities (description)

7.2	Changes during quarter
(a) Increases through issues
(b) Decreases through returns of capital, buy-backs, redemptions

7.3	+Ordinary securities	549,351,227	549,351,227

7.4	Changes during quarter
(a) Increases through issues
(b) Decreases through returns of capital, buy-backs

7.5	+Convertible debt securities (description)

+ See chapter 19 for defined terms.

7.6	Changes during quarter
(a) Increases through issues
(b) Decreases through securities matured, converted

7.7	Options (description and conversion factor)	2,730,000 options 2,870,751 RSUs*	Weighted Average Option Exercise Price - A$0.87	Weighted Average Remaining Option Term — 3.2 years

7.8	Issued during quarter	Nil Options Nil RSUs*

7.9	Options exercised and RSUs* converted to ordinary shares during quarter	Nil options 55,388 RSUs*

7.10	Expired during quarter	Nil options 38,038 RSUs*

7.11	Debentures (totals only)

7.12	Unsecured notes (totals only)

* RSUs - Restricted share units

+ See chapter 19 for defined terms.

Compliance statement

1                                                  This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 5).

2                                                  This statement does give a true and fair view of the matters disclosed.

Sign here:		Date: 30 April 2015

Managing Director and Chief Executive Officer
Print name:	Eric McCrady

Notes

(1)                                          The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position.  An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

(2)                                          The “Nature of interest” (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period.  If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

(3)                                          Issued and quoted securities: The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

(4)                                          The definitions in, and provisions of, AASB 6: Exploration for and Evaluation of Mineral Resources and AASB 107: Statement of Cash Flows apply to this report.

(5)                                          Accounting Standards ASX will accept, for example, the use of International Financial Reporting Standards for foreign entities.  If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.